UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 1, 2023

(Date of Report (Date of earliest event reported))

MULTI-HOUSING INCOME REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-3405225
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

9050 N. Capital of Texas
Highway, Suite 320
Austin, TX 78759	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

DELAY IN FILING ANNUAL REPORTS

Our audited financial statement for 12/31/2022 has not yet been completed. Therefore, we are unable to file our annual report for FY 2022 by the deadline of 5/1/2023. We are working to get the financials audited as soon as possible, and expect to file the annual report within the next 4 weeks.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 1, 2023.

Multi-Housing Income REIT, LLC

	By:	Casoro Capital Partners, LLC
As Manager

	By	/s/ Monte Lee-Wen
Monte Lee-Wen, Chief Executive Officer

DATED: May 1, 2023

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